Exhibit (a)(5)(i)

Outerwall to Repurchase $350 Million of Common Stock through

Modified Dutch Auction Tender Offer

BELLEVUE, Wash.—February 7, 2014—Outerwall Inc. (Nasdaq: OUTR), today announced that it intends to purchase $350 million of the company’s common stock through a modified “Dutch auction” tender offer that commenced today. If the tender offer is fully subscribed and completed, Outerwall will have repurchased $555 million of its common stock since February 2013.

“Today’s announcement demonstrates our commitment to driving value creation for our stockholders,” said J. Scott Di Valerio, chief executive officer of Outerwall. “In addition to providing a return of capital to stockholders, this buyback reflects our confidence in the company. We remain enthusiastic about the future of Outerwall, as we continue driving profitable growth through our core Redbox and Coinstar businesses, and scaling our ecoATM business.”

Under the terms of the tender offer, Outerwall’s stockholders will have the opportunity to tender some or all of their shares at a price per share of not less than $66.82 and not greater than $76.32. Based on the number of shares tendered and the prices specified by the tendering stockholders, Outerwall will determine the lowest per share price within the range that will enable it to purchase $350 million in shares, or such lower amount depending on the number of shares that are properly tendered and not properly withdrawn. All shares accepted in the tender offer will be purchased at the same price, regardless of whether a stockholder tendered such shares at a lower price within the range. At the minimum price of $66.82 per share, Outerwall would repurchase a maximum of 5,237,952 shares, or approximately 20.6%, of Outerwall’s outstanding common stock as of February 3, 2014.

The tender offer will expire at 12:00 midnight, New York City time, at the end of the day on March 7, 2014, unless extended or withdrawn. Tenders of shares must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to that time.

The company intends to finance the share repurchase from available domestic cash and borrowings under its existing senior secured credit facility.

Stockholders who have questions may call Morgan Stanley & Co. LLC, the dealer manager for the tender offer, at (855) 483-0952. The information agent for the tender offer is Innisfree M&A Incorporated and the depositary is Computershare Trust Company, N.A. The offer to purchase, the related letter of transmittal, and the other tender offer materials will be mailed to Outerwall stockholders shortly after commencement of the tender offer. Stockholders who have questions or would like additional copies of the tender offer documents, may call the information agent at (888) 750-5834. Banks and brokers may call collect (212) 750-5833.

Outerwall’s directors and executive officers have advised Outerwall that they do not intend to tender any of their shares in the tender offer.

Neither Outerwall nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the proposed tender offer or as to the price or prices at which stockholders may choose to tender their shares, and has not authorized any person to do so. Stockholders must decide how many shares they will tender, if any, and the price or prices within the stated range at which they will tender their shares. In doing so, stockholder should carefully evaluate all of the information in the offer to purchase, the related letter of transmittal, and the other tender offer materials, when available, before making any decision with respect to the tender offer, and should consult their own financial, legal and tax advisors and brokers.

OUTERWALL STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE SCHEDULE TO, OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) DATED FEBRUARY 7, 2014 THAT OUTERWALL WILL BE DISTRIBUTING TO ITS STOCKHOLDERS AND FILING WITH THE SEC, AND ANY OTHER DOCUMENTS OUTERWALL FILES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE TERMS OF THE TENDER OFFER.

Holders of common stock will be able to obtain these documents as they become available free of charge at the “SEC Filings” tab at ir.outerwall.com, the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, holders of common stock will also be able to request additional copies of the Schedule TO, the offer to purchase, related letter of transmittal and other filed tender offer documents free of charge by contacting Innisfree M&A Incorporated, the information agent for the tender offer, by telephone at (888) 750-5834 (toll-free), or in writing to 501 Madison Avenue, 20th floor, New York, New York 10022.

About Outerwall Inc.

Outerwall Inc. (Nasdaq: OUTR) has more than 20 years of experience creating some of the most profitable spaces for their retail partners. The company mission is to create a better everyday by delivering breakthrough kiosk experiences that delight consumers and generate revenue for retailers. As the company that brought consumers Redbox® entertainment, Coinstar® money services, and ecoATM® electronics recycling kiosks, Outerwall is leading the next generation of automated retail and paving the way for inventive, scalable businesses. Outerwall™ kiosks are in neighborhood grocery stores, drug stores, mass merchants, malls, and other retail locations in the United States, Canada, Puerto Rico, the United Kingdom, and Ireland. Learn more at www.outerwall.com.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Outerwall’s common stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials dated February 7, 2014 that Outerwall will be distributing to its stockholders and filing with the SEC. Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials when filed with the SEC at the SEC’s website at www.sec.gov or at the “SEC Filings” tab at ir.outerwall.com. In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting Innisfree M&A Incorporated, the Information Agent for the tender offer, by telephone at (888) 750-5834, or in writing to 501 Madison Avenue, 20th floor, New York, New York 10022.

Forward-Looking Statements

Certain statements in this release are “forward-looking statements”. The words “will,” “expect,” “intend,” and variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. The forward-looking statements in this release include statements regarding the timing of expiration and closing of the tender offer, the amount, and the pricing of the tender offer and other terms and conditions of the tender offer. Forward-looking statements are not guarantees of future actions or events, which may vary materially from those expressed or implied in such statements. Differences may result from actions taken by Outerwall or its management, as well as from risks and uncertainties beyond Outerwall’s control, including relating to third parties such as stockholders. Such actions, risks, and uncertainties include, but are not limited to, stockholders’ willingness to tender Outerwall’s common stock, fluctuations in Outerwall’s stock price and trading volume, other uncertainties relating to the tender offer (including those described in the tender offer materials), changes to Outerwall’s financing arrangements, Outerwall’s financial results and condition, changes in financial markets and regulatory and economic conditions, and changes in Outerwall’s strategic and financial objectives, as well as other business- and corporate-related events, including those relating to Outerwall’s industries. The foregoing list of actions, risks and uncertainties is illustrative but by no means exhaustive. For more information on factors that may affect Outerwall, please review “Risk Factors” and other disclosures described in Outerwall’s most recent Annual Report on Form 10-K, as well as other public filings with the SEC. These forward-looking statements reflect Outerwall’s expectations as of the date of this release. Outerwall undertakes no obligation to update the information provided herein.

Contacts

Media:

Marci Maule

Director of Public Relations

425-943-8277

marci.maule@outerwall.com

Financial Analysts and Investors:

Rosemary Moothart

Director of Investor Relations

425-943-8140

rosemary.moothart@outerwall.com